

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2015

Via E-mail
Thomas A. Davidson
Vice President
CDF Funding, Inc.
5595 Trillium Boulevard
Hoffman Estates, Illinois 60192

> **Re: GE Dealer Floorplan Master Note Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 27, 2015**
> **File No. 333-115582**

Dear Mr. Davidson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s Katherine Hsu

Katherine Hsu
Office Chief

cc: Michael P. Paolillo, GE Capital
       Julie Gillespie, Mayer Brown